UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31779/ August 26, 2015

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In the Matter of                                                                    :
                                                                                           :
NUVEEN GLOBAL INCOME OPPORTUNITIES FUND          :
333 West Wacker Dr.                                                            :
Chicago, IL 60606                                                               :
                                                                                           :
(811-21893)                                                                       :
                                                                                           :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Nuveen Global Income Opportunities Fund filed an application on June 26, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On July 31, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31732). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.


Robert W. Errett
Deputy Secretary